                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                              Cyanotech Corporation
----------------------------------------------------------------------------
                                (Name of Issuer)

                                   Common Stock
-----------------------------------------------------------------------------
                          (Title of Class of Securities)

                                    232437103
-----------------------------------------------------------------------------
                                  (CUSIP Number)

                                Donald M. Lowry
                           CNA Financial Corporation
               CNA Plaza, Chicago, Illinois 60685  (312)822-5158
-----------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  May 10, 1995
-----------------------------------------------------------------------------
             (Date of Event which Required Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following
box    .
   ----
Check the following box if a fee is being paid with the statement  X  .
                                                                 ------

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                   SCHEDULE 13D
-----------------------------------------------------------------------------
CUSIP No. 232437103
-----------------------------------------------------------------------------
1 NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

  LOEWS CORPORATION
  I.R.S. Identification No. 13-2646102
-----------------------------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)/   /
                                                                   (b)/ X /
-----------------------------------------------------------------------------
3 SEC USE ONLY
-----------------------------------------------------------------------------
4 SOURCE OF FUNDS*
  WC
-----------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
  ITEMS 2(d) OR 2(e)                                                  /   /
  N/A
-----------------------------------------------------------------------------
6 CITIZENSHIP OR PLACE OF ORGANIZATION
  Delaware
-----------------------------------------------------------------------------
                 7 SOLE VOTING POWER
                   0
                 ------------------------------------------------------------
                 8 SHARED VOTING POWER
  NUMBER OF        183,486 shares of Common Stock directly; 3,158,641
   SHARES          shares of Common Stock assuming conversion of Series C
BENEFICIALLY       Preferred Stock (See Item 5)
  OWNED BY      -------------------------------------------------------------
    EACH         9 SOLE DISPOSITIVE POWER
 REPORTING         0
   PERSON       -------------------------------------------------------------
    WITH        10 SHARED DISPOSITIVE POWER
                   183,486 shares of Common Stock directly; 3,158,641
                   shares of Common Stock assuming conversion of Series C
                   Preferred Stock (See Item 5)
-----------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   183,486 shares of Common Stock directly; 3,158,641 shares of Common
   Stock assuming conversion of Series C Preferred Stock (See Item 5)
-----------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES /  /
-----------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   2.0%, 25.5% assuming conversion of Series C Preferred Stock (See Item 5)
-----------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON
   HC
-----------------------------------------------------------------------------

                                  SCHEDULE 13D
-----------------------------------------------------------------------------
CUSIP No. 232437103
-----------------------------------------------------------------------------
1 NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

  CNA FINANCIAL CORPORATION
  I.R.S. Identification No. 36-6169860
-----------------------------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)/   /
                                                                   (b)/ X /
-----------------------------------------------------------------------------
3 SEC USE ONLY
-----------------------------------------------------------------------------
4 SOURCE OF FUNDS*
  WC
-----------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
  ITEMS 2(d) OR 2(e)                                                   /   /
  N/A
-----------------------------------------------------------------------------
6 CITIZENSHIP OR PLACE OF ORGANIZATION
  Delaware
-----------------------------------------------------------------------------
               7 SOLE VOTING POWER
                 0
              ---------------------------------------------------------------
               8 SHARED VOTING POWER
  NUMBER OF      183,486 shares of Common Stock directly; 3,158,641
   SHARES        shares of Common Stock assuming conversion of Series C
BENEFICIALLY     Preferred Stock (See Item 5)
  OWNED BY    ---------------------------------------------------------------
   EACH        9 SOLE DISPOSITIVE POWER
 REPORTING       0
  PERSON      ---------------------------------------------------------------
   WITH       10 SHARED DISPOSITIVE POWER
                 183,486 shares of Common Stock directly; 3,158,641
                 shares of Common Stock assuming conversion of Series C
                 Preferred Stock (See Item 5)
-----------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   183,486 shares of Common Stock directly; 3,158,641 shares of Common
   Stock assuming conversion of Series C Preferred Stock (See Item 5)
-----------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES /  /
-----------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   2.0%, 25.5% assuming conversion of Series C Preferred Stock (See Item 5)
-----------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON
   HC
-----------------------------------------------------------------------------

                                 SCHEDULE 13D
-----------------------------------------------------------------------------
CUSIP No. 232437103
-----------------------------------------------------------------------------
1 NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

  The Continental Corporation
  I.R.S. Identification No. 13-2610607
-----------------------------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) /   /
                                                                  (b) / X /
-----------------------------------------------------------------------------
3 SEC USE ONLY
-----------------------------------------------------------------------------
4 SOURCE OF FUNDS*
  WC
-----------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
  ITEMS 2(d) OR 2(e)                                                  /   /
  N/A
-----------------------------------------------------------------------------
6 CITIZENSHIP OR PLACE OF ORGANIZATION
  New York
-----------------------------------------------------------------------------
                 7 SOLE VOTING POWER
                   0
                -------------------------------------------------------------
                 8 SHARED VOTING POWER
 NUMBER OF         183,486 shares of Common Stock directly; 3,158,641
  SHARES           shares of Common Stock assuming conversion of Series C
BENEFICIALLY       Preferred Stock (See Item 5)
 OWNED BY       -------------------------------------------------------------
  EACH           9 SOLE DISPOSITIVE POWER
REPORTING          0
 PERSON        -------------------------------------------------------------
  WITH          10 SHARED DISPOSITIVE POWER
                   183,486 shares of Common Stock directly; 3,158,641
                   shares of Common Stock assuming conversion of Series C
                   Preferred Stock (See Item 5)
-----------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   183,486 shares of Common Stock directly; 3,158,641 shares of Common
   Stock assuming conversion of Series C Preferred Stock (See Item 5)
-----------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/   /
-----------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   2.0%, 25.5% assuming conversion of Series C Preferred Stock (See Item 5)
-----------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON
   HC
-----------------------------------------------------------------------------

                                  SCHEDULE 13D
-----------------------------------------------------------------------------
CUSIP No. 232437103
-----------------------------------------------------------------------------
1 NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

  Firemen's Insurance Company of Newark, New Jersey
  I.R.S. Identification No. 22-1721950
-----------------------------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)/   /
                                                                   (b)/ X /
-----------------------------------------------------------------------------
3 SEC USE ONLY
-----------------------------------------------------------------------------
4 SOURCE OF FUNDS*
  WC
-----------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
  ITEMS 2(d) OR 2(e)                                                  /   /
  N/A
-----------------------------------------------------------------------------
6 CITIZENSHIP OR PLACE OF ORGANIZATION
  New Jersey
-----------------------------------------------------------------------------
                 7 SOLE VOTING POWER
  NUMBER OF        0
   SHARES       -------------------------------------------------------------
BENEFICIALLY     8 SHARED VOTING POWER
 OWNED BY          2,975,155 shares of Common Stock assuming conversion of
   EACH            Series C Preferred Stock (See Item 5)
 REPORTING      -------------------------------------------------------------
  PERSON         9 SOLE DISPOSITIVE POWER
   WITH            0
                -------------------------------------------------------------
                10 SHARED DISPOSITIVE POWER
                   2,975,155 shares of Common Stock assuming conversion of
                   Series C Preferred Stock (See Item 5)
-----------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   2,975,155 shares of Common Stock assuming conversion of Series C Preferred Stock (See Item 5)
-----------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/  /
-----------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   24.0%
-----------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON
   IC
-----------------------------------------------------------------------------

                                   SCHEDULE 13D
-----------------------------------------------------------------------------
CUSIP No. 232437103
-----------------------------------------------------------------------------
1 NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

  National-Ben Franklin Insurance Company of Illinois
  I.R.S. Identification No. 13-2611663
-----------------------------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) /   /
                                                                  (b) / X /
-----------------------------------------------------------------------------
3 SEC USE ONLY
-----------------------------------------------------------------------------
4 SOURCE OF FUNDS*
  WC
-----------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
  ITEMS 2(d) OR 2(e)                                                  /   /
  N/A
-----------------------------------------------------------------------------
6 CITIZENSHIP OR PLACE OF ORGANIZATION
  Illinois
-----------------------------------------------------------------------------
                 7 SOLE VOTING POWER
  NUMBER OF        0
   SHARES       -------------------------------------------------------------
BENEFICIALLY     8 SHARED VOTING POWER
 OWNED BY          183,486 shares of Common Stock
   EACH         -------------------------------------------------------------
 REPORTING       9 SOLE DISPOSITIVE POWER
  PERSON           0
   WITH         -------------------------------------------------------------
                10 SHARED DISPOSITIVE POWER
                   183,486 shares of Common Stock
-----------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   183,486 shares of Common Stock
-----------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/   /
-----------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   2.0%
-----------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON
   IC
-----------------------------------------------------------------------------

                                  SCHEDULE 13D
                                   relating to
                              CYANOTECH CORPORATION


Item 1.  Security and Issuer.
         -------------------

The class of equity securities to which this Statement relates is the Common Stock, $.005 par value per share (the "Shares"), of Cyanotech Corporation, a Nevada corporation (the "Issuer"). The principal executive offices of the Issuer are located at 73-4460 Queen Kaahumanu Hwy., Suite 102, Kailua-Kona, Hawaii 96740.

Item 2.  Identity and Background.
         -----------------------

This Statement is being filed by the following:

       Loews Corporation, a Delaware corporation ("Loews"), 667 Madison Avenue, New York, New York 10021.

       CNA Financial Corporation, a Delaware corporation ("CNA"), CNA Plaza, Chicago, Illinois 60685.

       The Continental Corporation, a New York corporation ("Continental"), CNA Plaza, Chicago, Illinois 60685.

       Firemen's Insurance Company of Newark, New Jersey, a New Jersey insurance company (Firemen's), CNA Plaza, Chicago, Illinois 60685.

       National-Ben Franklin Insurance Company of Illinois, an Illinois insurance company ("National-Ben"), CNA Plaza, Chicago, Illinois 60685.

Loews, through its subsidiaries, engages in insurance (property, casualty and life) through its approximately 84% ownership of CNA; the distribution and sale of watches and clocks through its approximately 97% ownership of Bulova Corporation; the operation of oil and gas drilling rigs and hotels; and the production of cigarettes.

CNA, through its subsidiaries, engages in the business of property, casualty and life insurance. Continental, a 100% owned subsidiary of CNA, through its subsidiaries (including Firemen's and National-Ben) engages in the business of property and casualty insurance.

Laurence A. Tisch, Co-Chairman of the Board and Co-Chief Executive Officer of Loews, and Preston R. Tisch, Co-Chairman of the Board and Co-Chief Executive Office of Loews, each own 9,449,956 shares of common stock of Loews, constituting an aggregate of 18,899,912 shares, or approximately 32% of the total number of outstanding shares of Loews Common Stock, and they may be deemed to be "controlling" persons of Loews as that term is defined in the General Rules and Regulations under the Securities Exchange Act of 1934, as amended. Laurence A. Tisch is also Chief Executive Officer and a director of CNA. Preston R. Tisch is a director of CNA.

The name, business address and present principal occupation of each executive officer and director of Loews, CNA, Continental, Firemen's and National-Ben are set forth in Appendix A hereto. Each such executive officer or director is a citizen of the United States.

During the last five years, neither Loews, CNA, Continental, Firemen's nor National-Ben, nor, to the best respective knowledge of Loews, CNA, Continental, Firemen's and National-Ben, any executive officer or director of Loews, CNA, Continental, Firemen's or National-Ben has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding resulting in its or his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

On May 10, 1995, CNA consummated the merger (the "Merger") of its wholly owned subsidiary, Chicago Acquisition Corp. ("Merger Sub"), with and into Continental, pursuant to the Merger Agreement dated as of December 6, 1994, by and among CNA, Continental and Merger Sub, for aggregate consideration of $1.125 million (based on a conversion price of $20.00 per share of Continental's common stock, par value $1.00 per share). CNA funded the cash purchase price with proceeds from a five-year revolving credit facility from a syndicate of banks led by The First National Bank of Chicago, as administrative agent, and The Chase Manhattan Bank, N.A., as syndication agent. As a result of and upon the consummation of the Merger, Continental became a wholly owned subsidiary of CNA. CNA, therefore, may be deemed to have become the beneficial owner of the Shares beneficially owned by Continental as of the consumation of the Merger on May 10, 1995. Previously, Continental and a subsidiary filed a Schedule 13D dated April 4, 1990 with respect to the Shares. The subject Schedule 13D supersedes such filing.

On March 30, 1990, Continental acquired beneficial ownership of more than 5% of the Shares (as calculated in the manner set forth in Regulation 13D-G) when it purchased an aggregate of 595,031 shares of the Issuer's 8% Cumulative, Convertible, Redeemable Preferred Shares, Series C (the "Series C Preferred Stock"). The Series C Preferred Stock (after giving effect on December 31, 1990 to a 1 for 5 split) is convertible into 2,975,155 Shares.
As of March 30, 1990, Continental also owned 1,250,000 shares of the Issuer's 12% Cumulative, Convertible, Preferred Shares, Series A (the "Series A Preferred Stock)(which were convertible into Shares through February 28, 1995) and 183,486 Shares (after giving effect to a 1 for 5 split on December 31, 1990). On September 1, 1994, Continental transferred both the Series A Preferred Stock and Series C Preferred Stock to its subsidiary Firemen's.
On December 31, 1990, Continental transferred 183,486 Shares to its subsidiary National-Ben.

Item 4.  Purpose of Transaction.
         ----------------------

The Shares were, and are, included in the investment portfolio of Firemen's and National-Ben.

Except as otherwise stated in this Item 4, neither Loews, CNA, Continental, Firemen's nor National-Ben has any plans or proposals with respect to the Issuer that relate or that could result in any of the transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D, although CNA, Continental, Firemen's and National-Ben (jointly, the "Insurance Companies") expect that each of them will review their respective positions from time to time and may make changes. In addition, the Insurance Companies expect that each of them will from time to time review their respective investment positions in the Issuer and may, depending upon market conditions or other factors existing at the time of such review, increase or decrease their respective positions. In this connection, the Insurance Companies have recently given active consideration to disposing of some or all of the 183,486 Shares held directly by National-Ben.

From time to time, executives in CNA's investment portfolio operation have had discussions with senior executives of the Issuer. Among other things such individuals have discussed with the Issuer, the Issuer's financial structure and working capital needs including the reinstatement of the convertibility feature of the Series A Preferred Stock. No agreement has been reached. See Exhibit 3. In addition, they have discussed with the Issuer the possibility of a representative of the Insurance Companies being elected to the Board of Directors of the Issuer. Although the Issuer has indicated its willingness to elect a representative of the Insurance Companies to its Board of Directors, the Insurance Companies have not determined to make such a request. The Insurance Companies expect, however, that they may in the future request the Issuer to elect a representative of the Insurance Companies to the Issuer's Board of Directors.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

(a)(i) National-Ben is the beneficial owner of 183,486 Shares, representing approximately 2.0% of the total number of Shares outstanding, as calculated in the manner set forth in Regulation 13D-G.*

(ii) Firemen's beneficially owns 595,031 shares of the Series C Preferred Stock, which are convertible into 2,975,155 Shares. Assuming conversion of all of the Series C Preferred Stock, Firemen's beneficially would own 24.0% of the total number of Shares outstanding, as calculated in the manner set forth in Regulation 13D-G.*

(iii) Continental owns 100% of the outstanding common stock of both National-Ben and Firemen's, and therefore, may be deemed to be the beneficial owner of the 3,158,641 Shares beneficially owned by National-Ben and Firemen's, or 25.5% of the total number of Shares outstanding, as calculated in the manner set forth in Regulation 13D-G.*

(iv) CNA owns 100% of the outstanding common stock of Continental and therefore, may be deemed to be the beneficial owner of the 3,158,641 Shares beneficially owned by Continental, or 25.5% of the total number of Shares outstanding, as calculated in the manner set forth in Regulation 13D-G.*

(v) Loews owns 84% of the outstanding common stock of CNA and therefore, may be deemed to be the beneficial owner of the 3,158,641 Shares benenficially owned by CNA, or 25.5% of the total number of Shares outstanding, as calculated in the manner set forth in Regulation 13D-G.*

To the best of the respective knowledge of Loews, CNA, Continental, Firemen's and National-Ben, no director or executive officer of Loews, CNA, Continental, Firemen's or National-Ben beneficially owns any Shares.

(b) The persons named in response to Item 5(a) above are the only persons having the power to vote or to direct the vote and the power to dispose of, or to direct the disposition of, the Shares beneficially owned by each such person.

___________________
* Based on the number of Shares outstanding on June 22, 1995 as reported by the Issuer.

(c) None of Loews, CNA, Continental, Firemen's or National-Ben has effected any transactions in the Shares in the past sixty days.

(d) No person other than the persons named in response to Item 5(a) above has the right to receive or the power to direct the receipt of dividends from, or the profits from the sale of, the Shares beneficially owned by each such person.

Item 6.  Contracts, Arrangements, Understandings or Relationships with
                     Respect to Securities of the Issuer.
         -------------------------------------------------------------

To the best knowledge of Loews, CNA, Continental, Fireman's and National-Ben, the only contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to those types enumerated in Item 6 of Schedule 13D is a Stockholders Agreement dated as of May 17, 1993 by and among Gerald
R. Cysewski, Firemen's (as successor in interest to Continental), National-Ben, Gerald A. Sherlock, Eva R. Reichl and the Issuer (the "Stockholders Agreement"). The Stockholders Agreement, in pertinent part, (a) limits the number of directors to six, (b) permits Eva R. Reichl to nominate one director and (c) requires the parties to the Stockholder Agreement to vote for such director.

Item 7.  Material to Be Filed as Exhibits.
         --------------------------------

The following items are filed as Exhibits to this Schedule 13D:

Exhibit 1 - an agreement regarding the filing of this Schedule 13D on behalf of Loews, CNA, Continental, Firemen's and National-Ben is attached as
Exhibit 1.

Exhibit 2 - The Stockholders Agreement.

Exhibit 3 - A proposal to change the corporate structure of the Issuer.

                                   SIGNATURE
                                   ---------

The undersigned certifies that after reasonable inquiry and to the best of his knowledge and belief, the information set forth in this Statement is true, complete and correct.

                                             CNA FINANCIAL CORPORATION
                                             -------------------------
                                             (Registrant)


                                             BY:/S/ Donald M. Lowry
                                                ----------------------
                                                Donald M. Lowry
                                                Senior Vice President,
                                                Secretary and General
                                                Counsel

Dated:  October 13, 1995

                                    SCHEDULE A

               DIRECTORS AND EXECUTIVE OFFICERS OF LOEWS CORPORATION

The name and principal occupation or employment of each director or executive officer of Loews are set forth below. Except as otherwise noted, the business address of each such person is 667 Madison Avenue, New York, New York 10021.

       Charles B. Benenson
       Director of Loews; Officer and Director of Benenson Realty Company (real estate investments)
       708 Third Avenue, New York, New York  10017

       John Brademas
       Director of Loews; President Emeritus of New York University 70 Washington Sq. South
       New York, New York  10012

       Bernard Myerson
       Director of Loews; Chairman Emeritus of Sony Theatre Management
       Corporation
       711 Fifth Avenue
       New York, New York  10022

       Edward J. Noha
       Director of Loews; Chairman of the Board of CNA
       CNA Plaza
       Chicago, Illinois  60685

       Gloria R. Scott
       Director of Loews; President of Bennett College
       900 E. Washington Street
       Greensboro, North Carolina 27401

       Andrew H. Tisch
       Director of Loews; Member of the Management Committee of Loews

       James S. Tisch
       Director of Loews; President and Chief Operating Officer of Loews Corporation

       Jonathan M. Tisch
       Director of Loews; President and Chief Executive Officer of Loews Hotel Division

       Laurence A. Tisch
       Co-Chairman of the Board of Directors and Co-Chief Executive Officer of Loews and President and Chief Executive Officer of CBS Inc.

       Preston R. Tisch
       Co-Chairman of the Board of Directors and Co-Chief Executive Officer of Loews

       Kenneth Abrams
       Vice President-Personnel of Loews
       One Park Avenue
       New York, New York  10016

       Gary W. Garson
       Vice President of Loews

       Robert J. Hausman
       Vice President of Loews and Chairman of the Board of the Hotel Division of Loews

       Barry Hirsch
       Senior Vice President, Secretary and General Counsel of Loews

       Herbert C. Hofmann
       Senior Vice President of Loews and President of Bulova Corporation

       John J. Kenny
       Treasurer of Loews
       One Park Avenue
       New York, New York  10016

       Guy A. Kwan
       Controller of Loews
       One Park Avenue
       New York, New York  10016

       John G. Malino
       Vice President-Real Estate of Loews

       Stuart B. Opotowsky
       Vice President-Tax of Loews
       One Park Avenue
       New York, New York  10016

       Richard E. Piluso
       Vice President-Internal Audit of Loews
       One Park Avenue
       New York, New York  10016

       Roy E. Posner
       Senior Vice President and Chief Financial Officer of Loews

       Dennis Smith
       Vice President-MIS of Loews
       One Park Avenue
       New York, New York  10016

          DIRECTORS AND EXECUTIVE OFFICERS OF CNA FINANCIAL CORPORATION

The name and principal occupation or employment of each director or executive officer of CNA are set forth below. Except as otherwise noted, the business address of each such person is CNA Plaza, Chicago, Illinois 60685.

       Antoinette Cook Bush
       Director of CNA; Partner in Law Firm of Skadden, Arps, Slate Meagher &
       Flom
       1440 New York Avenue
       Washington, D.C.  20005-2107

       Dennis H. Chookaszian
       Director of CNA; Chairman of the Board of CNA Insurance Companies

       Philip L. Engel
       Director of CNA; President of CNA Insurance Companies

       Robert P. Gwinn
       Director of CNA; Retired Chairman of the Board of Encyclopaedia
       Britannica
       144 Fairbank Road
       Riverside, Illinois  60546

       Edward J. Noha
       Director of CNA; Chairman of the Board of CNA

       Joseph Rosenberg
       Director of CNA; Chief Investment Strategist of Loews
       667 Madison Avenue
       New York, New York  10021

       James S. Tisch
       Director of CNA; President and Chief Operating Officer of Loews 667 Madison Avenue
       New York, New York  10021

       Laurence A. Tisch
       Director of CNA; Co-Chairman of the Board of Directors and Co-Chief Executive Officer of Loews
       667 Madison Avenue
       New York, New York  10021

       Preston R. Tisch
       Co-Chairman of the Board of Directors and Co-Chief Executive Officer of Loews
       667 Madison Avenue
       New York, New York  10021

       Richard L. Thomas
       Director of CNA; Chairman of the Board and Chief Executive Officer of The First National Bank of Chicago and First Chicago Corporation
       One First National Plaza
       Chicago, Illinois  60670

       Marvin Zonis
       Director of CNA; Professor of International Political Economy of University of Chicago
       4942 South Ellis Avenue
       Chicago, Illinois  60615

       Peter E. Jokiel
       Senior Vice President and Chief Financial Officer of CNA and CNA Insurance Companies

       Patricia L. Kubera
       Vice President and Controller of CNA and Group Vice President and Controller of CNA Insurance Companies

       Donald M. Lowry
       Senior Vice President, Secretary and General Counsel of CNA and CNA Insurance Companies

       Carolyn L. Murphy
       Senior Vice President of CNA Insurance Companies

       Jae L. Wittlich
       Senior Vice President of CNA Insurance Companies

         DIRECTORS AND EXECUTIVE OFFICERS OF THE CONTINENTAL CORPORATION

The name and principal occupation or employment of each director or executive officer of Continental are set forth below. Except as otherwise noted, the business address of each such person is CNA Plaza, Chicago, Illinois 60685.

       Dennis H. Chookaszian
       Chairman of the Board of CNA Insurance Companies

       Philip L. Engel
       President of CNA Insurance Companies

       Peter E. Jokiel
       Senior Vice President and Chief Financial Officer of CNA and CNA Insurance Companies

       Donald M. Lowry
       Senior Vice President, Secretary and General Counsel of CNA and CNA Insurance Companies

       Donald C. Rycroft
       Senior Vice President and Treasurer of CNA Insurance Companies

       William H. Sharkey, Jr.
       Senior Vice President of CNA Insurance Companies

       Floyd E. Brady
       Senior Vice President of CNA Insurance Companies

       Bruce B. Brodie
       Senior Vice President of CNA Insurance Companies

       Thomas E. Donnelly
       Senior Vice President of CNA Insurance Companies

       James Flood
       Senior Vice President of CNA Insurance Companies

       Michael C. Garner
       Senior Vice President of CNA Insurance Companies

       Bernard L. Hengesbaugh
       Senior Vice President of CNA Insurance Companies

       Jack Kettler
       Senior Vice President of CNA Insurance Companies

       Carolyn L. Murphy
       Senior Vice President of CNA Insurance Companies

       Wayne R. Smith
       Senior Vice President of CNA Insurance Companies

       Adrian M. Tocklin
       Senior Vice President of CNA Insurance Companies

       Jae L. Wittlich
       Senior Vice President of CNA Insurance Companies

                      DIRECTORS AND EXECUTIVE OFFICERS OF
               FIREMEN'S INSURANCE COMPANY OF NEWARK, NEW JERSEY

The name and principal occupation or employment of each director or executive officer of Firemen's are set forth below. Except as otherwise noted, the business address of each such person is CNA Plaza, Chicago, Illinois 60685.

       Dennis H. Chookaszian
       Chairman of the Board of CNA Insurance Companies

       Philip L. Engel
       President of CNA Insurance Companies

       Peter E. Jokiel
       Senior Vice President and Chief Financial Officer of CNA and CNA Insurance Companies

       Donald M. Lowry
       Senior Vice President, Secretary and General Counsel of CNA and CNA Insurance Companies

       Donald C. Rycroft
       Senior Vice President and Treasurer of CNA Insurance Companies

       William H. Sharkey, Jr.
       Senior Vice President of CNA Insurance Companies

       Floyd E. Brady
       Senior Vice President of CNA Insurance Companies

       Bruce B. Brodie
       Senior Vice President of CNA Insurance Companies

       Thomas E. Donnelly
       Senior Vice President of CNA Insurance Companies

       James Flood
       Senior Vice President of CNA Insurance Companies

       Michael C. Garner
       Senior Vice President of CNA Insurance Companies

       Bernard L. Hengesbaugh
       Senior Vice President of CNA Insurance Companies

       Jack Kettler
       Senior Vice President of CNA Insurance Companies

       Carolyn L. Murphy
       Senior Vice President of CNA Insurance Companies

       Wayne R. Smith
       Senior Vice President of CNA Insurance Companies

       Adrian M. Tocklin
       Senior Vice President of CNA Insurance Companies

       Jae L. Wittlich
       Senior Vice President of CNA Insurance Companies

                     DIRECTORS AND EXECUTIVE OFFICERS OF
           NATIONAL-BEN FRANKLIN INSURANCE COMPANY OF ILLINOIS

The name and principal occupation or employment of each director or executive officer of National-Ben are set forth below. Except as otherwise noted, the business address of each such person is CNA Plaza, Chicago, Illinois 60685.

       Dennis H. Chookaszian
       Chairman of the Board of CNA Insurance Companies

       Philip L. Engel
       President of CNA Insurance Companies

       Peter E. Jokiel
       Senior Vice President and Chief Financial Officer of CNA and CNA Insurance Companies

       Donald M. Lowry
       Senior Vice President, Secretary and General Counsel of CNA and CNA Insurance Companies

       Donald C. Rycroft
       Senior Vice President and Treasurer of CNA Insurance Companies

       William H. Sharkey, Jr.
       Senior Vice President of CNA Insurance Companies

       Floyd E. Brady
       Senior Vice President of CNA Insurance Companies

       Bruce B. Brodie
       Senior Vice President of CNA Insurance Companies

       Thomas E. Donnelly
       Senior Vice President of CNA Insurance Companies

       James Flood
       Senior Vice President of CNA Insurance Companies

       Michael C. Garner
       Senior Vice President of CNA Insurance Companies

       Bernard L. Hengesbaugh
       Senior Vice President of CNA Insurance Companies

       Jack Kettler
       Senior Vice President of CNA Insurance Companies

       Carolyn L. Murphy
       Senior Vice President of CNA Insurance Companies

       Wayne R. Smith
       Senior Vice President of CNA Insurance Companies

       Adrian M. Tocklin
       Senior Vice President of CNA Insurance Companies

       Jae L. Wittlich
       Senior Vice President of CNA Insurance Companies